

DBRS FORM NRSRO

EXHIBIT 4

September 22, 2016



Organizational Chart

DBRS

09/22/2016

Exhibit 4A - Organization of DBRS, Inc. and DBRS Limited Holding Companies and Material Affiliates



Walter Schroeder,
The Walter Schroeder Family Trust, and
The Walter Schroeder (2014) Family Trust

DBRS Management and Others (7%)

Funds Affiliated with Carlyle Investment Management L.L.C. (46.5%)

Funds Affiliated with Warburg Pincus L.L.C. (46.5%)

Colonial House Capital Limited

Ratings Acquisition Corp. (Cayman) - - - - - Warrants *

AAA UK Holding Co. Limited (UK)

AAA UK Acquisition Co. Limited (UK)

DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V. (Mexico) ***

DBRS Ratings Limited (UK) (Not part of the NRSRO)

DBRS, Inc. (US)

DBRS Limited (Canada)

Preferred Shares **

*The Warrants represent up to 2.5% of the ordinary shares of Ratings Acquisition Corp on a diluted basis and are exercisable upon the achievement of certain performance based hurdles.
**The Preferred Shares will hold up to 10.1% of the voting rights of DBRS Limited but, subject to limited exceptions, are contractually obligated to vote as directed by AAA UK Holding Co. Limited.
*** DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V. is owned, in part, by AAA UK Acquisition Co. Limited (99% ownership interest) and AAA UK Holding Co. Limited (1% ownership interest).

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Stephen Joynt
Chief Executive Officer

Sean Lensborn
Chief Information Officer
Global Technology &
Global Data Management

Douglas E. Turnbull
Vice Chairman
Country Head, Canada

Eric Beauchemin
Group Managing Director
Global Corporates

Luis Reyna
Chief Credit Officer
Credit Policy

Bill Schager
Chief Financial Officer

Detlef Scholz
Head of Europe
European Operations

Claire Mezzanotte
Group Managing Director
Structured Finance

Joe Stroud
Chief Legal Counsel

Sean O'Connor
Managing Director
Head of Global
Business Development

Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign

Matt Wylie
Group Managing Director
Growth & Strategy

Salvador Cruz
Senior Vice President
Country Manager, Mexico
Global Business Development

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Stephen Joynt
Chief Executive Officer

Eric Beauchemin
Group Managing Director
Global Corporates

- Project Finance
- Infrastructure Finance
- Real Estate & Public Finance
- Industrials
- Consumer, Communications, Retail & Media
- Corporate Research & Analysis
- Energy/ Banking

Alan G. Reid
Group Managing Director
Global Financial Institutions & Sovereign

- US Financial Institutions
- Canadian Financial Institutions
- Sovereign

Claire Mezzanotte
Group Managing Director
Global Structured Finance

- Structured Credit
- Asset-Backed Securities
- Residential Mortgage Backed Securities
- Commercial Mortgage Backed Securities
- Covered Bonds
- Surveillance
- Canadian Structured Finance
- Operational Risk
- Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Stephen Joynt
Chief Executive Officer

Joe Stroud
Chief Legal Counsel

Brian Weiss
Chief Compliance Officer

Mary Keogh
Managing Director
Global Regulatory Affairs

Alan Grad
General Counsel
Canada

Amarpal Takk
General Counsel
Europe

Martin Slack
Global Enterprise Risk
Management

VP Compliance
Designated Compliance Officer
New York

VP Compliance
Toronto

VP Compliance
Mexico